Filed by Heartland Financial USA, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Heartland Financial USA, Inc.
Commission File No.: 001-15393
Date: April 29, 2024

The following communications were made on April 29, 2024 by Heartland Financial USA, Inc. (“HTLF”) in connection with the proposed merger between HTLF and UMB Financial Corporation (the “Merger”).

Website Communications
The following communications were posted on April 29, 2024: (i) website banners linking to the Merger FAQs (as defined below) on the websites of certain of HTLF’s subsidiary division banks, in the form set forth below, (ii) a message on the websites of certain of HTLF’s subsidiary division banks, in the form set forth below, linking to the previously filed press release announcing the Merger and (iii) customer frequently asked questions (“Merger FAQs”) on the websites of certain of HTLF’s subsidiary division banks and also on the HTLF intranet set available to its employees, in the form set forth below.

Website Banner:

Website Message:

Customer FAQs

When was the agreement announced?

•	The agreement with UMB Financial Corporation (UMB) was announced April 29, 2024.
•	The transaction is subject to regulatory approval and is expected to close in Q1, 2025.
•
Until that time, and for several months ahead, you will continue using your existing checks, credit and debit cards and online and mobile banking services. Any changes will be communicated with generous advance notice.

What can you tell me about UMB?

UMB Bank is a subsidiary of UMB Financial Corporation, a diversified financial services company headquartered in Kansas City, Missouri.

•	The 111-year-old company offers commercial, personal, and institutional banking products and services.
•	The company has a strong reputation for strength and stability.
•	UMB believes it’s their responsibility to give back to the communities they serve.
•	They are committed to being a strong community partner by investing time, resources, and talent to organizations on important issues.
•	Visit umb.com (for banking and other information).

Why did HTLF choose UMB?

•	UMB’s history, culture, and commitment to the communities they serve are very much the same as ours.
•	Both banks place high importance on providing consultative personalized service, and dedication to our customers’ financial success. By completing this transaction, we are better positioned to provide exceptional service, enhanced product offerings and expertise to our customers and help make the communities we serve stronger.

•
Once the merger is complete, we will be one of the largest regional banks in the country with a rock-solid balance sheet to provide you with what you expect in a bank and helping you thrive in all financial environments.

•	The same team of local bankers will continue to be here to serve you.
•	This merger will accelerate our ability to deliver to our customers key elements of our most recently announced strategy, HTLF 3.0, such as:
o	Enhanced and added capabilities:
◾	Wealth
◾	Digital - Online Applications
◾	Treasury Management – expanded Product Suite
◾	Card Solutions
•	Additionally, our customers will benefit from UMB’s capabilities in the following areas:
o	Expanded segments:
◾	Asset Based Lending
◾	Trust
◾	Institutional Custody
◾	Dedicated Private Banking Product Suite
◾	Expanded branch network

Customer FAQs

What is the expected timing of the merger?

•	We expect the transaction to close in the first quarter of 2025, subject to required regulatory approvals and other conditions. We will share details about conversion timing after close.

Does this mean I’m doing business now with UMB?

•	Until the transaction closes, which is expected to occur in Q1, 2025, your relationship remains with your bank. Nothing will change until the conversion.
•	Your relationship management team remains the same, and we remain committed to serving your needs with the highest-quality service.
•	As we move through the integration process, we are committed to ongoing and direct communication. You will receive information via mail, email, or phone, depending on what’s appropriate.

Is there anything I need to do today?

•
No. Your accounts and services will continue to work as they do today. Please continue to access your accounts as you normally do and continue contacting your local branch for any of your banking questions or needs.

Can I now bank at UMB locations?

•	Until conversion, you should continue to bank only at your bank’s locations or via your bank’s online banking account.

Where are UMB Banks located?

•	UMB has 90 banking centers across eight states and 238 ATMs. For a complete list of all UMB locations, please visit locations.umb.com.

Will my deposits still be FDIC-insured?

•
There’s no impact to your deposit insurance coverage if you have funds at only one of the two merged banks. Your deposits continue to be insured by the FDIC, up to the standard limit of $250,000 per depositor for each ownership category.

•
If you have deposits at both banks, eligible deposits from each bank remain separately insured by the FDIC for a grace period of six months after the bank merger. This grace period begins when the merger closes and gives you the opportunity to rearrange your deposit accounts to maximize your FDIC insurance.

Will my banker’s email address change?

•	Everything will stay the same until further communication.

If I purchase a new service, such as a loan, will that be UMB transaction?

•	Any new service opened at your bank will be under your bank and will be serviced by your bank until the conversion. At that time, it will move to UMB.

Will I see the same level of service I am used to when this becomes UMB?

•	Yes, both UMB and your bank have a strong commitment to service.

Customer FAQs

Will my banking centers and drive-thru hours or phone numbers change?

•	There are no changes at this time.

Will there be any changes to my products, fees or services?

•
Not immediately. We will continue to provide the same great products and services we currently provide until we complete full integration. At this time, continue to access your accounts and conduct transactions as usual.

•
As we integrate our team members and systems, we expect we’ll have stronger capabilities, including improved efficiencies, elevated client experience and enhanced technology and product offerings to better serve our customers.

•	In the meantime, our team remains focused on continuing to support our customers as we’ve always done.

Can I continue to use my existing checks, debit card, and/or ATM card?

•	For now, please continue to use your existing checks, debit and ATM cards.

Will my account number change?

•	For now, your account numbers will remain the same. You will receive separate notification by UMB well in advance if anything changes.

Will my direct deposits, automated payments, and transfers continue to be connected to my account?

•	Yes. All these services will continue without interruption at this time. If you need to make changes, please contact your banker.

How will my account(s) be impacted?

•
Until conversion, your bank’s existing account agreements and all other contracts will continue to govern your account(s), and you can continue using your bank debit card, checks and deposit slips, website, and online banking. You should also continue to make any loan payments as usual. We will notify you in writing well in advance about any changes to your account(s) and services due to the conversion. UMB will be in communication with you as we move through the process with any and all information you need.

How about my safe deposit box?

•	There will be no change to your safe deposit service.

What online banking changes should I expect?

•	You will continue to have access to the same online banking platform and information you have today. You will receive information regarding any changes prior to the transition to UMB.

Will I continue to receive my monthly statements at the same time?

•	Yes, your statements will continue to print, and eStatements will be posted online through your bank website at the same time each month.

Will my statements look different?

Customer FAQs

•	They will look the same until system conversion, and then you’ll begin receiving a UMB statement.

What about the interest rate on my CD or IRA? Will there be any changes?

•	The interest rate on CDs stays the same until your CD or IRA matures. Your CD will then renew at the rate in effect at that time.

Will my loan number change?

•	No, nothing will change at this time. Please continue with your current payment plan or continue to make payments as you always have.

Will wire instructions change?

•	Not at the present time. Once we have completed the conversion, we will provide you with new routing information.

Where do I send my loan payments?

•
Continue to send your loan payments as you have always. We will notify you later, when and if any payment information changes. The existing terms of your loan will remain the same and will require no action from you.

Who should I contact with additional questions?

•
You can call the same people you call today with any questions. The phone numbers will remain the same, so feel free to contact your bank branch or relationship manager. They will be available to answer any questions you may have.

* * * * *

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.